Filed by: Sayona Mining Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Piedmont Lithium Inc.

Commission File Number: 001-38427

The following communication is being filed in connection with the proposed merger of Sayona Mining Limited and Piedmont Lithium Inc.

The following is an announcement released by Sayona Mining Limited on the Australian Securities Exchange on April 10, 2025.

ASX ANNOUNCEMENT 10 April 2025 Level 28, 10 Eagle St Brisbane Q 4000 | +61 7 3369 7058 ir@sayonamining.com.au | ASX: SYA | ACN 091 951 978 sayonamining.com.au MergeCo to be named Elevra Lithium and Board Nominees Announced Sayona Mining Limited (“Sayona” or “Company”) (ASX:SYA; OTCQB:SYAXF) provides an update on the proposed transaction with Piedmont Lithium Inc. (“Piedmont Lithium”) (NASDAQ:PLL, ASX:PLL) (see announcement on 19 November 2024) (the “Transaction”) that will combine the two companies to create a leading lithium business. Subject to Sayona shareholder approval, the name of the Company will be changed to Elevra Lithium Limited (“Elevra Lithium”) upon completion of the Transaction. Further details on the name, brand and logo will be provided closer to the Transaction completion. Additionally, the nominees to the Board of Elevra Lithium have now been agreed. As previously announced, subject to and with effect from completion of Transaction, the Elevra Lithium Board will initially consist of 8 members, including 4 directors to be appointed by Sayona (one of which will be Lucas Dow, the CEO and Managing Director of Elevra Lithium) and 4 directors to be appointed by Piedmont Lithium (one of which will be the Chair of the Elevra Lithium Board). The nominees for the Elevra Lithium Board are as follows: Piedmont Lithium Nominees Sayona Nominees Ms. Dawne Hickton – Chair Designate Mr. Lucas Dow – Managing Director and CEO Ms. Christina Alvord Mr. James Brown Mr. Jeff Armstrong Mr. Allan Buckler Mr. Jorge M. Beristain Ms. Laurie Lefcourt Brief biographies of each Elevra Lithium Director Nominee are provided at the end of this release. Sayona directors Mr. Paul Crawford and Mr. Philip Lucas and Piedmont Lithium directors Mr. Michael Bless and Mr. Claude Demby will retire on, and subject to, completion of the Transaction. Sayona Managing Director and CEO, Lucas Dow said, “I am delighted to announce the nomination of this highly experienced and capable group of leaders to form the Board of Elevra Lithium. Their diverse expertise across mining, legal, finance, and commercial strategy will be instrumental in steering our newly combined entity towards a successful and sustainable future. As we integrate Sayona and Piedmont Lithium, this Board will provide the strategic oversight required to unlock the full potential of our assets and deliver long-term value for our shareholders. I would also like to sincerely thank Paul Crawford and Phil Lucas for their contribution to Sayona which has contributed to the success of the business.” "The formation of Elevra Lithium will mark a defining moment in the North American lithium industry. With a strengthened balance sheet, simplified ownership structure, and a world-class asset portfolio, we will be poised to accelerate our growth strategy and enhance our ability to meet the rising global demand for lithium. Our commitment to operational excellence, cost reduction and innovation will drive efficiencies across our projects, ensuring that we maximise the benefits of this merger.” "As Managing Director and CEO, I look forward to working alongside my fellow Board members and the broader Elevra Lithium team to execute a clear roadmap for growth. The synergies between Sayona and Piedmont Lithium will allow us to optimise our production capabilities, streamline logistics, and expand our reach in key markets. Our priority will be to advance our development pipeline efficiently, with a focus on delivering sustainable and responsible lithium production.” An Extraordinary General Meeting (“EGM”) of Sayona shareholders is expected to be held in the first half of CY2025 to approve the Transaction and other items. The exact timing of this meeting will be confirmed and communicated to shareholders after the U.S. Securities and Exchange Commission (“SEC”) completes its review of the Proxy Statement /Prospectus (being a Registration Statement on Form F-4) that will be filed with the SEC and mailed to Piedmont stockholders prior to the Piedmont stockholders meeting to approve the Transaction (and other related items).

2 Sayona Mining Limited Director Nominee Biographies Ms. Dawne Hickton – Chair Designate Ms. Dawne Hickton is an experienced executive with extensive exposure to a variety of industries. She has held various leadership roles, including serving as Vice Chair, President, and CEO of RTI International Metals, a leading producer of titanium mill products and fabricated metal components. Ms. Hickton's expertise spans strategic planning, operations and corporate governance, making her well-suited to chair the Elevra Board. Mr. Lucas Dow – Managing Director and CEO Mr. Lucas Dow is the current Managing Director and CEO of Sayona Mining Limited. He brings a wealth of experience in the mining sector, having held senior positions in prominent resource companies. Mr. Dow's leadership has been pivotal in advancing Sayona's strategic initiatives and growth, positioning the company as a key player in the lithium industry. Ms. Christina Alvord Ms. Christina Alvord has a strong background in corporate leadership and governance, with experience across various industries. Ms. Alvord's strategic acumen and business insights will contribute to the Elevra board's oversight and decision-making processes. Ms. Alvord began her career as a strategy consultant at McKinsey & Co. after graduating from Harvard Business School. Mr. Jeff Armstrong Mr. Jeff Armstrong brings extensive experience in financial management and corporate strategy. Mr. Armstrong's financial expertise will support the Company's fiscal oversight and strategic financial planning. Mr. Armstrong also worked as an investment banker in the late 1980s and 1990s for Citigroup and Morgan Stanley. Mr. Armstrong resides in Charlotte, NC and is actively engaged in the community. He earned a Master of Business Administration from the Darden School of Business, received a Bachelor of Science from the McIntire School of Commerce, and is a Chartered Financial Analyst. Mr. Jorge M. Beristain Mr. Jorge M. Beristain has a strong background in finance and investment analysis, with a focus on the mining and metals sector. Mr. Beristain's financial acumen and industry insights will enhance the Elevra board's strategic financial oversight. Mr. Beristain received a Bachelor of Communications from the University of Alberta and holds a Chartered Financial Analyst (CFA) designation. Mr. James Brown Mr. James Brown possesses extensive experience in the mining sector, particularly in project development and resource management. Mr. Brown has successfully sourced, developed and operated numerous key global projects with a focus on lithium and battery minerals. He has an extensive global investment network to underpin the capital requirements for project investment and development. Mr. Allan Buckler Mr. Allan Buckler has a long-standing career in the mining industry, with significant experience in project development and operations. Mr. Buckler's insights and expertise have been instrumental in guiding Sayona's project advancements and operational strategies. Mr. Buckler has led the development of significant operations both in Australia and overseas. Ms. Laurie Lefcourt Ms. Laurie Lefcourt has an extensive background in financial, strategic, and risk management, particularly in the resources, construction, and infrastructure sectors with extensive experience in project development and operations. She holds a bachelor’s degree in finance and administration and is a fellow of the Institute of Chartered Accountants of Australia and New Zealand, a Chartered Professional Accountant of Canada, and a graduate of the Australian Institute of Company Directors. Announcement authorised for release by Mr. Lucas Dow, Managing Director and CEO of Sayona Mining Limited.

3 Sayona Mining Limited For more information, please contact: Andrew Barber Director of Investor Relations Ph: +617 3369 7058 Email: ir@sayonamining.com.au For more information, please visit us at www.sayonamining.com.au Additional Information and Where to Find It In connection with the proposed Transaction, Sayona intends to send its shareholders a notice of meeting and explanatory materials ahead of the EGM and Sayona encourages its shareholders to review those materials in full. Sayona will also file with the SEC a registration statement on Form F-4 that also constitutes a prospectus of Sayona. Sayona also plans to file other relevant documents with the SEC regarding the proposed transaction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about Piedmont and Sayona, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Sayona will be available free of charge on Sayona’s website at sayonamining.com.au or by contacting Sayona’s Investor Relations Department by email at ir@sayonamining.com.au or by phone at +61 7 3369 7058. Copies of the documents filed with the SEC by Piedmont will be available free of charge on Piedmont’s website at http://www.piedmontlithium.com/ or by contacting Piedmont’s Investor Relations Department by email at info@piedmontlithium.com or by phone at +1 (704) 461-8000. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any Sayona securities pursuant to the acquisition, nor shall there be any sale of Sayona securities pursuant to the acquisition in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of Sayona securities pursuant to the acquisition shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Participants in the Solicitation This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Sayona, Piedmont and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Piedmont’s directors and executive officers may be found in its 2024 Annual Report on Form 10-K filed with the SEC on February 26, 2025, available at www.piedmontlithium.com/ir/ and www.sec.gov. Information about Sayona’s directors and executive officers may be found in its 2024 Annual Report to Shareholders available on its website at https://sayonamining.com.au/investors/financial-reports/ and filed with the ASX on August 29, 2024. The information included on, or accessible through, Sayona’s or Piedmont’s website is not incorporated by reference into this communication. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC and applicable securities regulators in Australia when they become available.